SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2018
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

Corporate Taxpayer’s ID (CNPJ) 76.483.817/0001-20

PUBLICLY-HELD COMPANY

CVM Registry No. 1431 - 1

SUMMARY OF THE MINUTES OF THE ONE HUNDRED AND SEVENTY-SIXTH

ORDINARY MEETING OF THE BOARD OF DIRECTORS

1. VENUE: Rua Coronel Dulcídio nº 800, Curitiba - PR. 2. DATE: March 22, 2018. 3. PRESIDING BOARD: MAURICIO SCHULMAN - Chairman; and DENISE TEIXEIRA GOMES - Secretary. 4. MATTERS DISCUSSED AND RESOLUTIONS TAKEN:

I.          The Board of Directors received information on the progress of the works concerning the Annual Report of the Management and the Financial Statements for 2017.

II.         The Board of Directors received information on the proposal for the allocation of the 2017 net profit and for the payment of the profit sharing concerning the integration between the capital and labor, and the productivity incentive.

III.        The Board of Directors resolved that measures shall be taken administratively to collect the debts owed by the State of Paraná to Copel and, if not successful, the Board has already authorized the adoption of the appropriate legal measures.

IV.       The Board of Directors unanimously approved signing the Service Agreement for the Distribution of Natural Gas for Araucária TPP, up until December 31, 2018. The agreement will be signed between UEG Araucária Ltda. - UEGA and Companhia Paranaense de Gás - Compagas, subject to the inclusion of a clause, in the said agreement, indicating the prevalence of the Regulatory Agency of Delegated Public Services of Infrastructure of Paraná [Agepar - Agência Reguladora de Serviços Públicos Delegados de Infraestrutura do Paraná] to establish the tariff of the gas distribution. The Board also resolved that, in the absence of a consensus between the parties, Araucária TPP is hereby authorized to sign this agreement, subject to the amendment to smaller amounts and shorter periods, within the jurisdiction limit of UEGA.

V.         The Board of Directors unanimously resolved to approve the Advance for Future Capital Increase [AFAC - Adiantamento para Futuro Aumento de Capital] to Copel Distribuição S.A., using the Assignment of Credits of the Luz Fraterna Program, also authorizing the implementation of the necessary procedures with the Subsidiary.

VI.       The Board of Directors received information on the financial outlook of the Company.

VII.      The Board of Directors received additional information on the arbitration proceedings and established that the matter will be evaluated on the next meeting.

VIII.     The Board of Directors received information on a project called “Eficiência Total”, which is under progress in the Company and had the purpose to identify and evaluate new opportunities to improve the processes, gain scale and optimize the costs for Copel. The Board requested further information and detail on the deliveries of the project and established that the matter will be evaluated on the next meeting.

5. SIGNATURES: MAURICIO SCHULMAN - Chairman; ADRIANA ANGELA ANTONIOLLI; ANTONIO SERGIO DE SOUZA GUETTER; GEORGE HERMANN RODOLFO TORMIN; LEILA ABRAHAM LORIA; MARCO ANTÔNIO BARBOSA CÂNDIDO; ROGÉRIO PERNA; SERGIO ABU JAMRA MISAEL; and DENISE TEIXEIRA GOMES - Secretary.

The full text of the minutes of the 176th Ordinary Meeting of Copel’s Board of Directors was drawn up in the Company’s proper book No. 9.

DENISE TEIXEIRA GOMES

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date March 23, 2018

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Antonio Sergio de Souza Guetter
Antonio Sergio de Souza Guetter Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.